UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Provision Related to Decision on the Arbitration Filed by Vantage

Rio de Janeiro, February 7, 2019 - Petróleo Brasileiro S.A. - Petrobras, following up on the Press Releases of 07/07/2018 and 08/29/2018, hereby informs that, within the scope of its ongoing process of contingency assessment, it will make a provision for the amount provided in the award issued in the arbitration filed by Vantage Deepwater Company and Vantage Deepwater Drilling Inc. against the Company and other companies of the Petrobras System.

The Vantage arbitration arose out of an agreement for drilling services procured by corruption, as revealed by Operation Car Wash. On 07/03/2018, the arbitration tribunal, formed by three arbitrators, decided by majority vote, with one dissenting vote, that Petrobras and its subsidiaries should pay Vantage the amount of US$ 622.02 million, plus compound interest of 15.2% p.a., as compensation for the early termination of said agreement and invoices related to the drilling of a well in the Gulf of Mexico.

The dissenting arbitrator refused to sign the final decision and, in writing, issued his dissenting vote and objection to the arbitration award, stating that “the prehearing, hearing, and posthearing processes that led to the issuance of the Final Award have denied the Respondents in this proceeding the fundamental fairness and due process protections meant to be provided to arbitrating parties by Sections 10(a)(1), 10(a)(2), 10(a)(3), 10(a)(4), and Chapters 2 and 3 of the Federal Arbitration Act, 9 U.S.C. §1, et seq.”.

On 08/31/2018, Petrobras filed a motion to vacate the award before a Federal Court in Texas based among other arguments on the dissent vote, and continues to vigorously pursue the annulment of the arbitration award in defense of its rights. A final hearing on the case will be held before the Federal Court in Texas on 03/08/2019.

The effect resulting from this provision will be recognized in the consolidated results of the Petrobras System for the 4th quarter of 2018.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 7, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Rafael Salvador Grisolia
Rafael Salvador Grisolia
Chief Financial Officer and Investor Relations Officer